April 25, 2014

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Tia L. Jenkins
Craig Arakawa
Brian McAllister

Re:	U.S. Silica Holdings, Inc.
Form 10-K for the year ended December 31, 2013
Filed February 26, 2014
File No. 001-35416

Ladies and Gentlemen:

U.S. Silica Holdings, Inc. (the “Company”) respectfully submits the following response to your letter, dated April 11, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”).

For your convenience, the Company’s response is set forth next to the number corresponding to the numbered comment in the Comment Letter.

The following is the Company’s response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Results of Operations, page 66

Cost of Goods Sold, page 67

1.

We note your disclosure indicating that your cost of goods sold has increased $92.1 million, or 36% for the year ended December 31, 2013 and that you attribute the change to increased sales volume and higher transportation costs that were “driven by increased sales volumes through transloads.” We understand that these transportation costs are passed on to your customers. We also understand that you have significantly increased the amount of sales through transloads over the past two years and that you expect this trend to continue in 2014 based on statements made by your CEO in your fourth quarter earnings call held on February 26, 2014. To provide investors with a better understanding of this current trend in your business, please quantify the amounts of transportation costs included in revenues and cost of sales that are attributable to sales made through transloads for each of the years ended December 31, 2013 and 2012 and provide proposed disclosure to be included in future filings which discusses the effect that these sales have on your total revenues and costs of sales.

Company Response:

Transportation and related costs represent one of many factors we consider in establishing prices for our products. Since we do not directly pass these transportation costs through to our customers dollar for dollar, we ceased tracking transportation revenue for sales through our transload facilities during 2013. Moreover, we did not separately track transportation and related costs specifically related to transload sales for years ended December 31, 2012 and 2013. Accordingly, we will, in filings beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, clarify any disclosure that may imply that such costs are passed through to transload sale customers on a dollar-for-dollar basis.

As the Staff noted, the Company’s sales through transloads have increased and the Company expects this trend to continue. As a result, total transportation and related costs are expected to continue to be a significant component of the Company’s cost of goods sold. Accordingly, in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, in The Costs of Conducting Our Business portion of the MD&A section, the Company will disclose the types of transportation and related costs it incurs. The following is an example of such disclosure:

Transportation and related costs include freight charges, fuel surcharges, transloading fees, switching fees, railcar lease costs, demurrage costs and storage fees.

Additionally, in the Results of Operations – Cost of Goods Sold portion of the MD&A section, the Company will disclose period to period changes in transportation and related costs as an amount and as a percentage of sales. The following is an example of such disclosure:

For the three months ended March 31, 2014 and 2013, we incurred $74.0 million and $32.4 million of transportation and related costs, respectively. The increase in transportation and related costs incurred was due to increased sales volume through transloads. Transportation and related costs represented approximately 41% and 27% of our sales during the three months ended March 31, 2014 and 2013, respectively.

The Company will include substantially similar disclosure for all other periods included in the filing.

As requested by the Staff, the Company hereby provides the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact Sean Klein, Assistant General Counsel at (301) 682-0316, Christine Marshall, General Counsel at (301) 682-0313 or me at (301) 682-0302.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Donald A. Merril

Donald A. Merril
Chief Financial Officer

cc:	Christine Marshall
Sean Klein